082-00913

Sainsbury's

RECEIVED

2009 MAR 30 A 6:19

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 March 2009

09045716

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 18th March 2009.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

3/30

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Tim Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Tim Fallowfield - J Sainsbury plc Save As You Earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Exercise of a Save As You Earn Option

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,295

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

£2.31

14. Date and place of transaction

18 March 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

180,148

16. Date issuer informed of transaction

18 March 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Sainsbury's

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 March 2009

Dear Sir

J Sainsbury Announces: Acquisition of stores.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 4th March 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

20/001004

Justina.Marfo

J Sainsbury plc

4 March 2009

Sainsbury's acquires stores from the Co-operative Group

Sainsbury's today announces the acquisition of 24 stores from the Co-operative Group, comprising 22 Somerfield branded stores and two Co-operative branded stores. The stores have a net selling area of 236,000 sq. ft., including 13 freehold and long leasehold stores comprising 131,000 sq. ft. The stores have been purchased for £83 million and a further £45 million of fit-out costs will be incurred. The transaction will be funded from existing cash resources and facilities. The acquisition will be slightly dilutive to earnings in the 2009/10 financial year and earnings enhancing in 2010/11.

Justin King, chief executive, said: "We are delighted to acquire these stores which are an excellent addition to our store estate and we are pleased to welcome 1,400 new colleagues to Sainsbury's."

Completion on these stores, which is conditional on necessary OFT approvals, will commence in May 2009 and conversion will take two to three months. The stores will be opened in the first half of 2009/10 and 19 stores will form part of the supermarket estate, adding 216,000 sq. ft. of additional selling space, with five stores becoming Sainsbury's Locals, adding 20,000 sq. ft.

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127